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Baker & McKenzie LLP 2300 Trammell Crow Center 2001 Ross Avenue Dallas, Texas 75201 United States Tel: +1 214 978 3000 Fax: +1 214 978 3099 www.bakermckenzie.com

June 1, 2012

Mellissa Campbell Duru

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Gold Reserve Inc.
Schedule TO-I
Filed May 17, 2012
File No. 5-78278

Dear Ms. Duru:

On behalf of Gold Reserve Inc. (“Gold Reserve” or the “Company”), we have electronically transmitted for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to Gold Reserve’s Schedule TO.

Set forth below are the responses of Gold Reserve to the comments contained in the Commission’s May 29, 2012 letter to Albert G. McGrath, Jr. For ease of reference, each comment has been repeated below in italics, with Gold Reserve’s responses set forth below each comment. The numbering below corresponds to that used in the Commission’s comment letter.

Schedule TO-I

1.	Based on the anticipated agreements with Large Noteholders, you are offering to purchase a maximum aggregate principal amount of notes amounting to $25.2 million, of which approximately $12.5 million will be used to repurchase validly tendered notes of the Other Holders. Please confirm supplementally that you will accept all validly tendered Notes of Other Holders consistent with your obligations under Section 14.01 of the Indenture irrespective of changes to the amount the Large Holders ultimately negotiate and agree they will tender into the current offer.

Gold Reserve will accept all validly tendered Notes of the Other Holders consistent with its obligations under Section 14.01 of the Indenture irrespective of changes to the amount the Large Noteholders ultimately negotiate and agree they will tender into the current offer.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein

2.	We note reference to the ongoing negotiation of the Alternative Election. Given the materiality of new information regarding the alternative to the current investment decision of the Other Holders, please advise us of how your amended offer will allow sufficient time for holders to consider whether to tender or withdraw following the announcement of terms of the Alternate Election. Also, advise us of how you intend to disseminate the information. Refer generally to Rule 13e-4(e)(3)(ii). We may have further comment.

The Company filed today its Amendment No. 1 and the terms described therein should allow Holders sufficient time to consider whether to tender or withdraw following the announcement of terms of the Alternative Election.

3.	We note that financial statements have not been provided. It would appear however, that the terms of the Alternate Election, inclusive of the pro forma impact this would have would be material information to a holder in deciding whether to tender into the current offer. Please advise. Refer generally to Item 10 of SCH TO and Instructions 1 and 2 thereunder.

Financial statements have been provided in Amendment No. 1 filed today.

4.	Advise us supplementally of your plans with respect to the registration under the Securities Act of 1933 of the contemplated transactions involving the Alternate Election. We may have further comment.

The Company intends to make the offer relating to the Alternative Transaction in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof, based upon the following facts:

•	The Common Shares, Modified Notes and Contingent Value Rights will be offered by the Company to its existing security holders exclusively and solely for outstanding Notes.

•	No sales of securities of the same class as the Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Offer for which the exemption is claimed.

•	No consideration has been, or is to be, given, directly or indirectly, to any person in connection with such Offer, except for payment of (i) the fees and expenses of legal advisors for their legal services, (ii) the fees of the agent, for its acceptance and exchange services in relation to the Offer, (iii) fees charged by the trustee under the Indenture for its services as trustee, (iv) payments to the Company’s directors and employees who agree to execute limited waivers of their change in control agreements and (v) the cash consideration payable to the Noteholders as part of the Offer Consideration.

Mellissa Campbell Duru June 1, 2012	Page 2

•	No holder of Notes has made or will be requested to make any cash payment in connection with the Offer other than the payment of any applicable withholding or other taxes in accordance with the terms of the Offer.

Company Repurchase Notice Summary Term Sheet, page 1

5.	Please revise the Question & Answer section throughout to incorporate additional questions and answers about the Alternate Election, inclusive of the consequences to holders who tender in the current offer versus electing to tender into the Alternate Election offer, if and when, that become available.

Amendment No. 1 includes additional questions and answers about the Alternative Election.

6.	Outline any plans you have with respect to redeeming notes not tendered into the current offer before the commencement of alternate offers (i.e., as of June 16, 2012). Advise us of the timing of any such planned redemptions. Refer generally to Rule 13e-4(f)(6) and Rule 14e-5. We may have further comment.

Gold Reserve has noted its intention to redeem as permitted under the Indenture, but understands that there may be legal and contractual issues to address in connection with any redemption. Accordingly, the Company has noted in the Amendment that “…the Company intends to redeem outstanding Notes of Holders who do not put their Notes to the Company or participate in the Alternative Election, subject to applicable legal requirements and compliance with the Indenture.” [emphasis added]

7.	With a view toward revised disclosure, supplementally clarify how noteholders will be able to indicate that they are choosing not to tender because they wish to participate in the Alternate Election. In this regard, we note the company’s right to redeem notes not tendered into the offer, which may occur prior to the commencement of an Alternate Election transaction.

The noteholders will be able to indicate they are not choosing to tender into the Put Option but rather participating in the Alternative Election, by executing and delivering to the Company the letter of transmittal included in Amendment No. 1.

Mellissa Campbell Duru June 1, 2012	Page 3

Exhibit 99(a)(5)(a)

Annual and Special Shareholders Meeting

8.	We note the reference to safe harbor protections of the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. See also telephone interpretation I.M.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance. Please revise and confirm supplementally that you will make this clarification in all future filings that are made in connection with the tender offer.

Gold Reserve confirms that, if it includes the safe harbor language, it will make the requested clarification.

Finally, in response to your request, Gold Reserve has authorized us to acknowledge on its behalf that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (214) 978-3028 after your review of the above responses and Amendment No. 1 as Gold Reserve desires to resolve all of your questions and issues promptly. Thank you for your consideration of this matter.

Sincerely,

Baker & McKenzie LLP

/s/ Albert G. McGrath, Jr.

Albert G. McGrath, Jr.

Mellissa Campbell Duru June 1, 2012	Page 4